EXHIBIT 99.1

New member of Hydro's Board of Directors

The Corporate Assembly of Norsk Hydro ASA has elected Sten Roar Martinsen (42) as member of the Board of Directors. Martinsen is representing the employees, and is replacing Odd Semstrøm. Martinsen has been employed by Hydro since 1983. The change takes effect immediately.

Contact     Kristin Brobakke
Telephone   +47 22532744
Cellular    +47 91840681
E-mail      Kristin.Brobakke@hydro.com

Contact     Kjetil Bakken
Telephone   +47 22532313
Cellular    +47 91889889
E-mail      kjetil.bakken@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com